UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GIGOPTIX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Leo Lax

President

Lionica Corporation

33 Hansen Avenue

Kanata, Ontario K2K 2C8

Canada

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37517Y103	Page 1 of 6

(1)	Name of Reporting Persons Lionica Corporation
(2)	Check the Appropriate Box If A Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 578,986(1)
(8) Shared Voting Power 0
(9) Sole Dispositive Power 578,986(1)
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 578,986(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 10.6%
(14)	Type of reporting person (See Instructions) CO

(1)	Includes 217,120 shares of common stock of the Issuer issuable upon exercise of a warrant.

SCHEDULE 13D

CUSIP No. 37517Y103	Page 2 of 6

(1)	Name of Reporting Persons Arjesan I Limited Partnership
(2)	Check the Appropriate Box If A Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 578,986(1)
(8) Shared Voting Power 0
(9) Sole Dispositive Power 578,986(1)
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 578,986(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 10.6%
(14)	Type of reporting person (See Instructions) PN

(1)	Includes 217,120 shares of common stock of the Issuer issuable upon exercise of a warrant.

SCHEDULE 13D

CUSIP No. 37517Y103	Page 3 of 6

(1)	Name of Reporting Persons Leo Lax
(2)	Check the Appropriate Box If A Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 578,986(1)
(8) Shared Voting Power 0
(9) Sole Dispositive Power 578,986(1)
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 578,986(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 10.6%
(14)	Type of reporting person (See Instructions) IN

(1)	Includes 217,120 shares of common stock of the Issuer issuable upon exercise of a warrant.

CUSIP No. 37517Y103	Page 4 of 6

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the shares of common stock, par value $0.001 per share, of GigOptix, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 19910 North Creek Parkway, Bothell, Washington 98011.

Item 2.	Identity and Background.

This Statement is being jointly filed by Lionica Corporation, a Canada corporation (“Lionica”), Arjesan I Limited Partnership, an Ontario, Canada limited partnership (“Arjesan”), and Leo Lax, an individual (together with Lionica and Arjesan, the “Reporting Persons,” and each a “Reporting Person”).

The shares of common stock of the Issuer and the warrant to purchase shares of common stock of the Issuer that are the subject of this Statement are owned by Arjesan. Lionica is the general partner of Arjesan, and Mr. Lax is the president, sole director, and majority stockholder of Lionica. By virtue of their control over Arjesan and Lionica respectively, Lionica and Mr. Lax possess voting and investment control over the common stock of the Issuer beneficially owned by Arjesan and are deemed to beneficially own them.

The principal business of Arjesan is business investment, and the principal business of Lionica is professional services. Mr. Lax’s present principal occupation is as the sole director and president of Lionica. The only other officer of Lionica is Louanne Lax, whose is retired. The principal business address of each Reporting Persons and Ms. Lax is 33 Hansen Avenue, Kanata, Ontario K2K 2C8, Canada.

During the past five years, none of the Reporting Persons or Ms. Lax has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons or Ms. Lax, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. and Ms. Lax are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 27, 2008, GigOptix LLC, an Idaho limited liability company (“GigOptix LLC”), entered into a merger agreement with Lumera Corporation, a Delaware corporation (“Lumera”). Upon the consummation of the merger on December 9, 2008, GigOptix LLC and Lumera became wholly-owned subsidiaries of the Issuer. As a result of the merger, Arjesan’s 2,631,579 membership units of GigOptix LLC were converted into 361,866 shares of common stock of the Issuer and its warrant to purchase 1,578,947 membership units in GigOptix LLC was converted into a warrant to purchase 217,120 shares of common stock of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired its beneficial ownership interest in the shares of the Issuer pursuant to the Merger described in Item 3. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of Rule 13d-101, as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Reporting Persons may, at any time, review or reconsider its plans with respect to the Issuer but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

(a)-(b).

Arjesan owns 361,866 shares of common stock of the Issuer and a warrant to purchase 217,120 shares of common stock of the Issuer (which is exercisable within 60 days of the date hereof) and exercises sole voting and investment control over the combined 578,986 shares. Beneficial ownership of these shares

CUSIP No. 37517Y103	Page 5 of 6

represents 10.6% of the outstanding shares of common stock of the Issuer. By virtue of their control of Arjesan and Lionica respectively, Lionica and Mr. Lax have sole voting and investment power over these shares and are deemed to beneficially own them.

(c).	Other than the shares of common stock of the Issuer and the warrant to purchase shares of commons stock of the Issuer acquired as set forth in Item 3, none of the Reporting Persons or Ms. Lax have transacted in shares of common stock of the Issuer during the past sixty days.

(d) – (e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 19, 2008, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), under which the parties agreed to jointly file on behalf of each of them statements on Schedule 13D and amendments thereto with respect to securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to that certain Membership Unit Purchase Agreement, dated as of November 13, 2008 (the “Agreement”), by and between Arjesan and GigOptix LLC, Dr. Avi Katz, in his capacity as an individual, will use his best efforts, subject to any fiduciary duties he owes to the Issuer, to cause the Issuer to acknowledge and agree to be bound by the obligations of GigOptix LLC under the Agreement. These obligations include certain registration rights of Issuer securities held by Arjesan.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to Be Filed As Exhibits.

99.1	Joint Filing Agreement dated as of December 19, 2008, by and between Arjesan I Limited Partnership, Lionica Corporation and Leo Lax.

CUSIP No. 37517Y103	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 19, 2008

LIONICA CORPORATION

By:	/s/ Leo Lax
Leo Lax President

ARJESAN I LIMITED PARTNERSHIP

By:	/s/ Leo Lax
Leo Lax, President of Lionica Corporation General Partner

LEO LAX

By:	/s/ Leo Lax
Leo Lax